August 19, 2009

Mr. Michael Seaman

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Comment letter dated July 31, 2009 regarding Sterling Bancshares, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 (File No. 000-20750)

VIA EDGAR

Dear Mr. Seaman:

I am writing in response to your letter dated July 31, 2009, setting forth comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the Fiscal Year Ended December 31, 2008 (File No. 000-20750) for Sterling Bancshares, Inc. (the “Company”). For your convenience, we have reproduced the full text of each of the Staff’s comments together with our responses.

In addition, we acknowledge to the Staff that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 5. Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Recent Sales of Unregistered Securities, page 18

1.	Tell us whether, during 2008, you engaged in any unregistered sales of your securities. If so, provide us with the information required by Item 701 of Regulation S-K. In future filings, do not limit your disclosure to sales of securities that were exempt pursuant to Section 3(a)(9) of the Securities Act.

Securities and Exchange Commission

August 19, 2009

Response:

On December 12, 2008, as part of the Troubled Asset Relief Program (“TARP”) Capital Purchase Program, the Company issued and sold, and the United States Department of the Treasury (the “U.S. Treasury”) purchased, (1) 125,198 shares of the Company’s Series J Fixed Rate Cumulative Perpetual Preferred Stock, liquidation preference of $1,000 per share (the “Preferred Stock”), and (2) a warrant to purchase up to 2,615,557 shares of the Company’s common stock at an exercise price of $7.18 per share, for an aggregate purchase price of approximately $125 million in cash. The securities were sold in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act.

The Company inadvertently omitted to disclose the unregistered sale of the TARP securities to the U.S. Treasury on its Form 10-K. However, the Company did disclose the details of the transaction on a Current Report on Form 8-K filed with the Commission on December 15, 2008. Additionally, the Company fully redeemed the Preferred Stock on May 5, 2009, as disclosed on a Current Report on Form 8-K filed with the Commission on May 5, 2009.

In future filings, the Company will not limit its disclosures that were exempt pursuant to Section 3(a)(9) of the Securities Act.

Item 8. Financial Statements and Supplementary Data

Note 4. Loans, page F-19

2.	Please revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with SFAS 114 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to paragraph 20a of SFAS 114.

Response:

The Company has expanded the disclosure of the allowance for credit losses associated with impaired loans in the Company’s Form 10-Q for the quarter ended June 30, 2009 as follows:

“The recorded investment in impaired loans was $117 million and $87.5 million at June 30, 2009 and December 31, 2008, respectively. Such impaired loans required an allowance for loan losses of $18.6 million and $16.1 million, respectively. The balance of impaired loans with an allocated allowance for loan losses at June 30, 2009 and December 31, 2008 was $104 million and $78.3 million, respectively, and the balance of impaired loans without an allocated allowance for loan losses at June 30, 2009 and December 31, 2008 was $13.2 million and $9.2 million, respectively.”

Note 7. Goodwill and Other Intangibles, page F-22

3.

You disclose here that you allocated goodwill to the Houston, San Antonio and Dallas reporting units. You also disclose here that you used the banking operations and MBM Advisors reporting units to test for goodwill impairment. It is unclear why you would

Securities and Exchange Commission

August 19, 2009

allocate goodwill to different reporting units that those you use to test your goodwill for impairment. Please revise in future filings to reconcile this apparent inconsistency or tell us what you mean here.

Response:

The Company is managed under an organizational structure that includes the Company’s banking subsidiary Sterling Bank (the Bank) and wealth management services which are primarily provided by the Bank’s subsidiary MBM Advisors. The Bank overlaps a regional reporting structure which includes Houston, Dallas/Fort Worth, San Antonio and the Hill Country. All of these geographical regions are located in or near large metropolitan areas within the state of Texas. The banking centers within these regions offer the same products and services, have similar types of customers and utilize similar service delivery methods. Additionally, all products and pricing are determined centrally and applied consistently across all regions. Lending for all regions is primarily focused on commercial loans and owner-occupied real estate to small to mid-sized businesses. The regional reporting structure is primarily a means to provide a local, community focus for customer relations and business development. Due to the similar economic characteristics and central management decisions of these regions, the Company aggregated the Bank operations as a single reporting unit.

The regional disclosure provided in the Company’s Form 10-K was a detail of the Company’s acquisition by geographical area and not the actual reporting units used by management in their operations or in the Company’s goodwill analysis. As such, the Company has removed this regional reference in the Company’s Form 10-Q for both of the quarters ended March 31, 2009 and June 30, 2009.

Note 13. Derivative Financial Instruments, page F-27

4.	For your cash flow hedges, please revise future filings to disclose the estimated amount of gains or losses reported in accumulated other comprehensive income that is expected to be reclassified into earnings within the next 12 months. Refer to paragraph 45(b)(2) of SFAS 133.

Response:

The Company has incorporated the following disclosure in the Company’s Form 10-Q for the quarter ended June 30, 2009:

“Amounts reported in other comprehensive income related to derivatives will be reclassified to interest income or expense, as applicable, as interest payments are received/made on the Company’s variable-rate assets/liabilities. During the next twelve months, the Company estimates that approximately $11.0 million will be reclassified as an increase to interest income.”

Securities and Exchange Commission

August 19, 2009

Note 21. Disclosure About Fair Value of Financial Instruments

5.	On page F-40 you disclose that you allocated proceeds from the sale of preferred stock and common stock warrants based on the relative fair value of each item. Please tell us and revise future filings to disclose:

a.	the specific method you used to determine the fair value of the preferred stock; and

b.	the significant assumptions used to determine the fair value of the preferred stock and warrants including as applicable, the dividend rate, stock price volatility, and risk-free interest rate.

Response:

The Company has incorporated the following disclosure in the Company’s Form 10-Q for the quarter ended June 30, 2009. Please note that the Company fully redeemed the preferred stock during the second quarter of 2009.

“During the second quarter of 2009, the Company fully redeemed the $125 million preferred stock that it sold to the U.S. Treasury in December 2008. In 2008, the Company sold 125,198 preferred shares and issued a warrant to purchase 2.6 million shares of the Company’s common stock. The proceeds from the TARP Capital Purchase Program were allocated between the preferred shares and the warrant based on relative fair values. The preferred shares were determined using Level 3 inputs based on similar types of securities. The fair value of the preferred stock was determined based on assumptions regarding the discount rate (market rate) on the preferred stock which was estimated to be approximately 11% at the date of issuance. The discount on the preferred stock was accreted to par value using a constant effective yield of 6.4% over a five-year term, which was the expected life of the preferred stock. The fair value of the warrant was determined based on Level 2 inputs using the Black-Scholes-Merton option pricing model which incorporated assumptions at the date of issuance including the Company’s common stock price, dividend yield, stock price volatility and the risk-free interest rate.”

6.	Please revise future filings to disclose the total gains and losses for each major category of asset or liability measured at fair value on a nonrecurring basis during the period presented. Refer to paragraphs 33a and A36 of SFAS 157.

Response:

The Company has expanded its disclosure for assets and liabilities measured at fair value on a nonrecurring basis. The following is the disclosure included in the Company’s Form 10-Q for the quarter ended June 30, 2009:

“Certain financial assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Fair value is used on a nonrecurring basis to measure certain assets when applying lower of cost or market accounting or when adjusting carrying values. Assets measured on a nonrecurring basis include held-to-maturity debt securities, impaired loans that are collateral dependent, other real estate owned, other repossessed assets and loans held for sale. Assets measured at fair value on a nonrecurring basis are summarized below.

Securities and Exchange Commission

August 19, 2009

Impaired loans are reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. During the six months ended June 30, 2009, certain impaired loans were remeasured and reported at fair value through a specific valuation allowance allocation of the allowance for possible loan losses based upon the fair value of the underlying collateral. Impaired loans with a carrying value of $88.2 million were reduced by specific valuation allowance allocations during the six months ended June 30, 2009 totaling $13.1 million to a total reported fair value of $68.8 million based on collateral.

The Company recorded additions to other real estate owned and other repossessed assets of $3.8 million and $420 thousand, respectively, which were outstanding at June 30, 2009 and measured using Level 2 inputs within the fair value hierarchy. The Company recorded a loss on other real estate owned of $24 thousand and a gain on other repossessed assets of $25 thousand for the six months ended June 30, 2009.

The Company recorded a $14 thousand credit-related OTTI on a held-to-maturity debt security with a fair value of $7.3 million, during the second quarter of 2009, based on its cash flow analysis using Level 2 inputs within the fair value hierarchy. The Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the investment before recovery of its remaining amortized cost basis. Therefore, the amount of the credit-related OTTI, $14 thousand, was recognized in earnings, and the amount of the noncredit-related impairment of $2.9 million, was recognized in other comprehensive income at June 30, 2009.

As of June 30, 2009, the Company had a balance of $1.6 million in loans held for sale. Loans held for sale are considered a Level 3 input within the fair value hierarchy based on current investor market pricing from investors in these types of loans.”

Form 10-Q Filed May 1, 2009

Allowance for Credit Losses, page 33

7.	You disclose that you recorded an additional provision of $5.3 million in the first quarter of 2009 related to a previously disclosed nonperforming energy loan relationship totaling $29.2 million. We note you recorded a provision of $5.1 million related to this relationship prior to 2009. Please provide us with a comprehensive analysis of this loan relationship including a timeline of events by quarter detailing its credit performance which supports your decisions to record provisions for loans losses. Specifically address the following:

a.	Tell us the relevant payment history, LTV statistics including how you determined the value of collateral and when you classified this loan to nonperforming;

b.	Tell us how you determined the amount of provision to record at each quarter end specifically indentifying the triggering events and key information supporting the amounts recorded; and

Securities and Exchange Commission

August 19, 2009

c.	Tell us if you consider this loan to be collateral dependent, and if so whether you obtained appraisals that supported the provisions recorded and the current carrying value of this loan. If you obtained appraisals, please provide us with the relevant information provided in these reports, which supports your accounting. Additionally, please tell us the last appraisal date and the type of appraisal obtained (new full appraisal, update of a prior full appraisal, etc.) If no appraisals were obtained, please tell us how you determined the amounts of the provisions recorded and the remaining carrying value of the loan.

Also revise future filings to present a summary of this information to allow investors to understand the timing and reasons for recording material provisions for loan losses.

Response:

The following is a comprehensive analysis of this loan relationship including a timeline of events by quarter detailing its credit performance and the Company’s decision for the timing of recorded provisions for loan losses. The Company has included a summary of this information in the Company’s Form 10-Q for the quarter ended June 30, 2009.

While completing the Company’s analysis of the allowance for credit losses for the quarter ended June 30, 2008, the Company was notified that this relationship was in the process of filing for Chapter 11 bankruptcy protection. This borrower was part of a shared national credit totaling approximately $2.4 billion where Bank of America, N.A. is the Administrative Agent and lead bank. The Company’s participation was approximately $20 million at June 30, 2008. This bankruptcy filing came at a time when energy prices were at an all-time high and the borrower was current on all payments with no indication of default. The bankruptcy was the result of a severe cash flow shortage that had been caused by individuals in the company trading outside of their approved risk management and credit agreements, thereby incurring large cash margin calls on their commodity trading positions. Due to the announced bankruptcy resulting from alleged fraud and the significance of this credit relationship to Sterling, management immediately placed the loan on nonaccrual and disclosed it as part of the Company’s nonperforming loans as of June 30, 2008. There have been no significant payments made by the borrower to the lending group post-bankruptcy. At June 30, 2008 the Company recorded a provision for credit losses of $3.7 million. This provision was based on an analysis of the information regarding the company’s ongoing operations and valuation of the collateral position by third party consultants. This review indicated the customer had significant, valuable energy and fixed assets.

As legally required, the Company funded additional proceeds of $9.2 million (net of an $800 thousand purchase discount) related to this borrower in July 2008, increasing the Company’s overall exposure to $29.2 million in the third quarter of 2008. The Company recorded an additional provision for credit losses of $600 thousand in the third quarter of 2008 due to this increased exposure and consistent with its previous analysis of the information. At December 31, 2008, the Company had a total reserve of $5.1 million associated with this credit including an allowance for credit losses of $4.3 million and purchase discount of $800 thousand.

Securities and Exchange Commission

August 19, 2009

The Company continued to monitor and assess the borrower’s bankruptcy proceedings. During the first quarter of 2009, the Company noted a lack of progress and clarity within the bankruptcy proceedings, the extensive ongoing litigation, as well as a continued lack of viable financing alternatives for interested buyers of the borrower’s assets. The borrower announced its intentions to liquidate its various business units through direct sales and auctions and had begun this process in late 2008. During the first quarter of 2009, financing was difficult to secure for interested bidders, and economic uncertainty caused many potential bidders to remain on the sidelines. Also during the first quarter 2009, the borrower’s consultants provided an analysis of the expected sales proceeds of the borrower’s various business units. As of March 31, 2009, the borrower was expected to file a plan of reorganization with the Bankruptcy court within 30 days. After analyzing the information from consultants and the new direction of the bankruptcy, management determined an additional $5.3 million provision was prudent and brought the total amount reserved on this relationship to $9.6 million, approximately 36% of the amount of debt outstanding.

During the second quarter of 2009, the borrower filed its plan of reorganization with the Bankruptcy court which included firm estimates of each creditor’s losses as well as the remaining assets of the company. As such, the Company recorded a charge-off of $9.6 million, the entire allowance for credit losses related to this relationship. No additional provision for credit losses was necessary based on the valuations as presented in the bankruptcy proceedings. The Company’s remaining net loan balance for this relationship is approximately $19 million at June 30, 2009. It is expected that this relationship will be fully resolved during the fourth quarter of 2009 when the plan of reorganization is expected to receive confirmation. The Company does not anticipate taking any additional material losses associated with this relationship in the future.

The Company considers this loan to be collateral dependent. All of the information on the values used by the Company in it’s assessment of the appropriate provision for each quarter was based on information provided by the borrower to the Administrative Agent and bankruptcy court.

Form 8-K Filed July 21, 2009

8.	We note your presentation of tangible common equity ratio, return on average tangible common equity, tangible common capital to total tangible assets, and tangible book value per common share. These financial measures appear to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules or banking regulatory requirements. The extent you plan to provide these non-GAAP ratios in the future, please:

a.	Clearly label these financial measures as non-GAAP each time they are presented;

b.	Provide a reconciliation to the most directly comparable financial measure presented in accordance with GAAP for all periods presented;

Securities and Exchange Commission

August 19, 2009

c.	State that in light of diversity in presentation in the market place, the methodology for determining these measures may differ among companies;

d.	Disclose the reasons why you believe this presentation provides useful information to investors and specify how management uses these measures.

Refer Item 2.02 of Form 8-K and Item 10(e)(1) of Regulation S-K.

Response:

The Company has removed the tangible common equity ratio, return on average tangible common equity, tangible common capital to total tangible assets, and tangible book value per common share from the Company’s Form 10-Q for the quarter ended June 30, 2009. If the Company presents these ratios in future filings the Company will clearly label these items as non-GAAP and provide a reconciliation of the calculation. Management will further enhance disclosure to indicate the reason for this presentation as well as the diversity in methodology that may exist for these ratios.

The Company has incorporated the additional disclosures discussed herein in its Form 10-Q filing for the quarter ended June 30, 2009 and proposes to do so with respect to additional filings, as applicable, pending satisfactory resolution of the Staff’s comments. The Company would appreciate an opportunity to discuss this response letter with the Staff via telephone in order to further explain the responses. Please contact our Chief Financial Officer, Zach L. Wasson, at (713) 507-1297 regarding this request or if any member of the Staff has any questions concerning our responses or needs additional information.

Sincerely,

/s/ Zach L. Wasson
Zach L. Wasson
Executive Vice President and Chief Financial Officer